Exhibit 99.5

Annual General Meeting

The Voting Instructions must be signed, completed and received at the indicated address prior to
10:00 a.m. (New York City time) on December 8, 2022 for action to be taken.

2022 VOTING INSTRUCTIONS	AMERICAN DEPOSITARY SHARES

Noah Holdings Limited (the “Company”)

ADS CUSIP No.:	65487X102.
ADS Record Date:	October 24, 2022.
Meeting Specifics:	Annual General Meeting to be held on Friday, December 16, 2022 at 10:00 a.m., Hong Kong time (or 9:00 p.m. on December 15, 2022, New York time) at 38 Beach Road, #08-13, South Beach Tower, Singapore 189767 (the “Meeting”).
Depositary:	Citibank, N.A.
Deposit Agreement:	Deposit Agreement, dated as of November 9, 2010, as amended by Amendment No. 1 to Deposit Agreement, dated as of March 28, 2016.
Deposited Securities:	Class A Ordinary Shares of the Company.
Custodian(s):	Citibank, N.A. - Hong Kong.

The undersigned holder, as of the ADS Record Date, of the American Depositary Shares issued under the Deposit Agreement and identified above (such American Depositary Shares, the “ADSs”), hereby authorizes and directs the Depositary to cause to be voted at the Meeting (and any adjournment or postponement thereof) the Deposited Securities represented by the ADSs in the manner indicated on the reverse side hereof.

The Depositary has been advised by the Company that pursuant to Cayman Islands law, voting at any meeting of Shareholders of the Company is by a show of hands unless a poll is demanded. Under the Articles of Association of the Company, a poll may be demanded by one or more shareholders present in person or by proxy entitled to vote and who together hold not less than 10 percent of the paid up voting share capital of the Company.The Depotsitary will not join in demanding a poll, whether or not requested by Holders of ADSs to do so.

Voting instructions may be given only in respect of a number of ADSs representing an integral number of Deposited Securities. Upon the timely receipt from a Holder of ADSs as of the ADS Record Date of voting instructions in the manner specified by the Depositary, the Depositary shall endeavor, insofar as practicable and permitted under applicable law, the provisions of the Deposit Agreement, Articles of Association of the Company and the provisions of the Deposited Securities, to vote, or cause the Custodian to vote, the Deposited Securities (in person or by proxy) represented by such Holder’s ADSs as follows: (i) in the event voting takes place at a shareholders’ meeting by show of hands, the Depositary will instruct the Custodian to vote all Deposited Securities in accordance with the voting instructions received from a majority of Holders of ADSs who provided voting instructions and (ii) in the event voting takes place at a shareholders’ meeting by poll, the Depositary will instruct the Custodian to vote the Deposited Securities in accordance with the voting instructions received from the Holders of ADSs. If the Depositary does not receive instructions from a Holder as of the ADS Record Date on or before the date established by the Depositary for such purpose and voting is by poll, such Holder shall be deemed, and the Depositary shall deem such Holder, to have instructed the Depositary to give a discretionary proxy to a person designated by the Company to vote the Deposited Securities; provided, however, that no such discretionary proxy shall be given by the Depositary with respect to any matter to be voted upon as to which the Company informs the Depositary that (A) the Company does not wish such proxy to be given, (B) substantial opposition exists, or (C) the rights of holders of Deposited Securities may be materially adversely affected.

Neither the Depositary nor the Custodian shall under any circumstances exercise any discretion as to voting and neither the Depositary nor the Custodian shall vote, attempt to exercise the right to vote, or in any way make use of, for purposes of establishing a quorum or otherwise, the Deposited Securities represented by ADSs, except pursuant to and in accordance with the voting instructions timely received from Holders or as otherwise contemplated in the Deposit Agreement. If the Depositary timely receives voting instructions from a Holder which fail to specify the manner in which the Depositary is to vote the Deposited Securities represented by such Holder’s ADSs, the Depositary will deem such Holder to have instructed the Depositary to vote in favor of the items set forth in such voting instructions. Deposited Securities represented by ADSs for which no timely voting instructions are received by the Depositary from the Holder shall not be voted (except (i) in the case voting at the shareholders meeting is by show of hands, in which case the Depositary will instruct the Custodian to vote all Deposited Securities in accordance with the voting instructions received from a majority of Holders of ADSs who provided voting instructions and (ii) as contemplated in Section 4.10 of the Deposit Agreement).

Notwithstanding anything else contained herein, the Depositary shall, if so requested in writing by the Company, represent all Deposited Securities (whether or not voting instructions have been received in respect of such Deposited Securities from Holders as of the ADS Record Date) for the sole purpose of establishing quorum at a meeting of shareholders.

Please indicate on the reverse side hereof how the Deposited Securities are to be voted.

The Voting Instructions must be marked, signed and returned on time in order to be counted.

By signing on the reverse side hereof, the undersigned represents to the Depositary and the Company that the undersigned is duly authorized to give the Voting Instructions contained herein.

SPECIAL RESOLUTION

PROPOSAL NO.1:	To approve the adoption of the revised Articles of Association in substitution for and to the exclusion of the existing Articles of Association, incorporating the amendments as set out in Appendix II to the Circular with effect from the Effective Date.

ORDINARY RESOLUTIONS

PROPOSAL NO. 2:	To approve the grant of a repurchase mandate (the “Repurchase Mandate”) to the Board to repurchase Shares and/or ADSs not exceeding 10% of the total number of issued and outstanding Shares of the Company as of the date of passing of this ordinary resolution.

PROPOSAL NO. 3:	To approve the grant of an issuance mandate (the “Issuance Mandate”) to the Board to issue, allot or deal with unissued Shares and/or ADSs not exceeding 20% of the total number of issued and outstanding Shares of the Company as of the date of passing of this ordinary resolution.

PROPOSAL NO. 4:	Conditional upon passing of resolution numbers 2 and 3 above, to approve the extension of the Issuance Mandate by adding the number of repurchased Shares under the Repurchase Mandate to the total number of Shares and/or ADSs which may be allotted and issued by the Directors pursuant to the Issuance Mandate, provided that such amount shall not exceed 10% of the number of the issued Shares as of the date of passing of this resolution.

PROPOSAL NO. 5:	To approve the adoption of the 2022 Share Incentive Plan with effect from the Effective Date, and to authorize the Directors to do all acts and to enter into all such transactions, arrangements and agreements as may be necessary or expedient in order to give full effect to the 2022 Share Incentive Plan, including without limitation:

(a)	to administer or authorize a committee of the Board to administer the 2022 Share Incentive Plan under which Awards will be granted to the Eligible Individuals under the 2022 Share Incentive Plan to subscribe for the Shares and the ADSs of the Company, including but not limited to determining and granting the Awards in accordance with the terms of the 2022 Share Incentive Plan;

(b)	subject to the Hong Kong Listing Rules, to modify and/or amend the 2022 Share Incentive Plan from time to time provided that such modification and/or amendment comes into effect in accordance with the terms of the 2022 Share Incentive Plan;

(c)	subject to the Hong Kong Listing Rules, to allot and issue from time to time such Shares which shall not in aggregate exceed the lower of 3,000,000 Shares and 10% of the total number of Shares in issue and outstanding as at the date of approval of the 2022 Share Incentive Plan by the Shareholders (the “Scheme Mandate Limit”), as may be required to be allotted and issued pursuant to the exercise and/or vest of the Awards under the 2022 Share Incentive Plan; and

(d)	to consent, if it so deems fit and expedient, to such conditions, modifications and/or variations as may be required or imposed by the relevant authorities in relation to the 2022 Share Incentive Plan.

PROPOSAL NO. 6:	Subject to the Hong Kong Listing Rules and conditional upon passing of resolution number 5 above, to authorize the Directors to allot and issue to Service Providers (as defined in Appendix III to the Circular) from time to time such Shares which shall be the lower of (i) 60,000 Shares and (ii) such number of Shares representing 2% of the Scheme Mandate Limit, as may be required to be allotted and issued pursuant to the exercise and/or vest of the Awards under the 2022 Share Incentive Plan.

The Depositary has been advised by the Company that its Board of Directors recommends a "FOR" vote for the resolutions.

A Issues	Noah Holdings Limited

	For	Against	Abstain		For	Against	Abstain
Resolution 1	☐	☐	☐	Resolution 4	☐	☐	☐

Resolution 2	☐	☐	☐	Resolution 5	☐	☐	☐

Resolution 3	☐	☐	☐	Resolution 6	☐	☐	☐

B   Authorized Signatures - Sign Here - This section must be completed for your instructions to be executed.

If these Voting Instructions are signed and timely returned to the Depositary but no specific direction as to voting is marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to give Voting Instructions “FOR” the unmarked issue.

If these Voting Instructions are signed and timely returned to the Depositary but multiple specific directions as to voting are marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to give an “ABSTAIN” Voting Instruction for such issue.

Please be sure to sign and date this Voting Instruction Card.

Please sign your name to the Voting Instructions exactly as printed. When signing in a fiduciary or representative capacity, give full title as such. Where more than one owner, each MUST sign. Voting Instructions executed by a corporation should be in full name by a duly authorized officer with full title as such.

Signature 1 - Please keep signature within the line	Signature 2 - Please keep signature within the line	Date (mm/dd/yyyy)

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